

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Rex Chen
Chief Financial Officer
Yunji Inc.
15/F, South Building
Hipark Phase 2, Xiaoshan District
Hangzhou, Zhejiang, 310000
People's Republic of China

> **Re: Yunji Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed April 24, 2020**
> **File No. 1-38877**

Dear Mr. Chen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements
2.16 Revenue Recognition, page F-29

1. We note you grant certain units of Yunbi (Yun-coin) and other coupons (collectively referred to as coupons) as incentives to users including new members and existing members for promoting your products and inviting new members to the platform. The use of incentives appear to be a key factor in your business model. For Referral Yunbi and New Member Yunbi you disclose revenue is recognized when Yunbi is used and redeemed, or upon expiration if not redeemed. Please explain how you have considered any expected breakage for unredeemed Yunbi. In doing so, please explain to us the terms, expiration dates and the amounts of Yunbi recorded as a reduction of revenue and expense for each year presented. To the extent material, please revise your disclosure as

appropriate. Reference is made to ASC 606-10-55-48.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202 551 3272 or me at 202 551 3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services